Listed	Share Symbol	web site address:

TSE	CCO	www.cameco.com
NYSE	CCJ
Ex-1

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Announces Leadership Transition

Saskatoon, Saskatchewan, Canada, October 31, 2002

Cameco Corporation’s board of directors today announced a change to Cameco’s leadership consistent with the company’s succession plan.

Bernard Michel, who turns 65 early next year, has confirmed his intention to retire as chief executive officer at the end of this year. Gerald Grandey, 56, will assume the position of chief executive officer on January 1, 2003 and continue as president and as a member of the board of directors which Michel has agreed to continue to chair until March 31, 2003.

Michel joined Cameco in 1988 and has held the positions of chief executive officer and chair since 1991 and 1993 respectively. He guided Cameco from a company created by the merger of two government crown corporations, through listings on the Toronto and New York stock exchanges to its current position as the market leader in the global uranium business, as a participant in the production of nuclear electricity and as a successful gold producer.

“Bernard Michel has provided Cameco with excellent leadership that included building a strong management team,” said James Curtiss, chair of the compensation and human resources committee on Cameco’s board. “We are also very pleased to have a well-qualified and experienced successor such as Jerry Grandey available to pursue the implementation of our strategy.”

Grandey is excited about Cameco’s growth potential. “Our company has expanded beyond its core business to broaden its role in the nuclear industry,” Grandey said. “We have built a strong foundation that will allow us to fulfill our vision to become a dominant nuclear energy company.”

Grandey joined Cameco in 1993 with responsibility for marketing and corporate development. He was particularly involved in the negotiation of the highly enriched uranium agreement with Russia and, more recently, in Cameco’s Inkai uranium joint venture in Kazakhstan. He is currently chair of the London-based World Nuclear Association.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

A brief backgrounder with biographical information on Bernard Michel and Jerry Grandey is available on Cameco’s web site as a link to the news release.

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For media inquiries, please contact:	For investor inquiries, please contact:

Jamie McIntyre Director, Investor & Corporate Relations Cameco Corporation Phone: (306) 956-6319 Fax: (306) 956-6318	Bob Lillie Manager, Investor Relations Cameco Corporation Phone: (306) 956-6639 Fax: (306) 956-6318